January 27, 2012	Punch
Versant Corporation	A BOUTIQUE INVESTMENT ADVISORY
255 Shoreline Drive, Suite 450
Redwood City,CA 94065
Attn: Board of Directors of Versant Corporation

Dear Members of the Board of Directors,

We are writing to you today as shareholders of Versant Corporation  to express our continued  frustration with the current policies of management  and the Board of Directors of the company.  We have previously communicated  these sentiments  with the Board and management  but have to date received no formal reply.  Punch and Associates Investment Management, Inc. is the beneficial owner of 5.0% of the common shares outstanding as of December 31, 2011, and we have been shareholders since January of 2006.

We are frustrated that the Board of Directors has not given more serious attention to the destruction of shareholder  value that has taken place over the past five years. We are also concerned that now, under pressure to "use or lose" the capital available to it,the company will engage in aggressive acquisitions or investments  that may destroy even more value.

Capital Allocation over the Past Five Years-The Record of History

All companies,as a matter of policy,must decide whether earnings generated by their business should be paid out to the owners of the company or instead reinvested in the business to produce further returns.  Capital allocation decisions should be based on objective,quantifiable return opportunities and the results should be reviewed periodically against actual returns generated.

Versant has adopted a policy of returning capital to shareholders through periodic stock buybacks while retaining the majority of its earnings. Over the past five years, the company has earned $24,300,000 in net income, spent $10,500,000 on share repurchases,paid no dividends,and  retained $13,800,000. By our estimation,the combined wealth destroyed by these policies is in excess of $16,000,000.

Share Repurchases

Since 2006, the company has made the following share repurchases:

Fiscal Year	Repurchase Activity	Net Reduction in Basic Share Count		Average Per-share cost of Repurchases
2011	$3,000,000	277,997		$10.79
2010	$4,300,000	339,824		$12.65
2009	$3,200,000	193,635		$16.52
2008	$0	(74,657	)*	--
2007	$0	(74,956	)*	--
Total	$10,500,000	661,843		$15.86

*share count increases with no offsetting repurchases

Punch & Associates Investment Management, Inc.
3601 West 76th Street, Suite 225, Edina, MN 55435   Phone: (952) 224 4350 or (800) 241 5552   Fax: (952) 224 4351   www.punchinvest.com

While it is commendable that the company did not repurchase shares in 2007 and 2008 at lofty prices, the total benefit to shareholders of a reduced share count over these past five years has been at an average cost of nearly $16 per share. Considering today's share price of less than $10,this repurchase activity has destroyed nearly $4,000,000 of shareholder wealth. Even assuming that the intrinsic value of the company is significantly higher than $10,this repurchase activity has not generated acceptable,if any, returns to shareholders.  It is clear that the decision to repurchase shares was not made conservatively and prudently but rather as a means to "defend" the share price by paying prices at or above the intrinsic value of the company.

Retained Earnings

Looking to the record of returns generated by retained earnings, we find that the $13,800,000 retained by the company over the past five years has generated the following returns to shareholders:

	FY2006	FY2011	Change
Net Income	$4,300,000	$700,000		-83.7%
Cash Flow from Operations	$3,270,000	$2,500,000		-23.6%
Cash and Equivalents	$23,150,000	$8,230,000	$	+14,920,000
Per Share Market Value*	$13.62	$9.46		-30.5%

*12-31-06 to 12-31-11, which includes the actual announcement of annual results

Based on the change in per-share market value over this time, the re-investment of earnings into the business has destroyed nearly $12,500,000 and has served no purpose other than to fill the coffers of the company. While the business has continued to deteriorate,management has allowed cash to build at the expense of much-needed investment to stabilize and grow sales and earnings.

Dividend Policy

Given this track record of continued  wealth destruction, we strongly advocate that the company adopt a policy of returning capital to shareholders. We would like the company  to immediately institute a substantial special dividend concurrent with an ongoing dividend that represents a high level of earnings payout. A high level of payout would be more than supported by the profitability of the core business and still leave ample resources for further investments. We look forward  to your response.